Lovarra

Kemp House,

152 - 160 City Road,

London EC1V 2NX

United Kingdom

July 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lovarra

Registration Statement on Form S-1

File No. 333-231286

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Reviewing Staff of the Securities and Exchange Commission:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lovarra (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231286), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Time on August 2, 2019, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

LOVARRA

/s/ Vadim Rata
Vadim Rata
President